Timothy Corbett

Partner

+44.20.3201.5690

timothy.corbett@morganlewis.com

June 29, 2018

CONFIDENTIAL TREATMENT REQUESTED

[***] CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT REQUESTED BY REPLIMUNE GROUP, INC. UNDER

17 C.F.R. 200.83

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:                             Replimune Group, Inc.

Registration Statement on Form S-1

Filed on June 22, 2018

File No. 333-225846

Ladies and Gentlemen:

On behalf of Repliminue Group, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 1, 2018 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on May 3, 2018, resubmitted to the Commission on June 11, 2018, and subsequently filed by the Company with the Commission on June 22, 2018, together with Amendment No. 1 thereto filed with the Commission on June 26, 2018 (File No. 333-225846) (the “Registration Statement”), we submit this supplemental letter to further address comment 8 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83

Morgan, Lewis & Bockius UK LLP

Condor House
5-10 St. Paul’s Churchyard
London EC4M 8AL	+44.20.3201.5000
United Kingdom	+44.20.3201.5001

Morgan, Lewis & Bockius UK LLP is a limited liability partnership registered in England and Wales under number OC378797 with its registered office at Condor House, 5-10 St. Paul’s Churchyard, London EC4M 8AL and is a law firm authorised and regulated by the Solicitors Regulation Authority, whose rules can be accessed at rules.sra.org.uk. Our SRA authorisation number is 615176. We use the word “partner” to refer to a member of the LLP. A list of the members of Morgan, Lewis & Bockius UK LLP is available for inspection at the above address. Further information about Morgan Lewis can be found on www.morganlewis.com.

of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

8.              Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its proposed initial public offering (“IPO”).

Preliminary IPO Price Range

The Company has taken into consideration guidance and market data from representatives of the underwriters that have been presented to and reviewed by the Company’s board of directors (the “Board”) and management on June 22, 2018. The Company supplementally advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The Company expects to reflect the stock split in a subsquent amendment to the Registration Statement that includes the estimated preliminary price range; however, all dollar amounts and share and per share numbers in this letter are presented without giving effect to the anticipated stock split, and therefore are consistent with the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the Preliminary Price Range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of July 26, 2017 and January 31, 2018. No options were granted between March 10, 2017 and July 26, 2017. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using a hybrid method, which is a probability-weighted expected return method where the equity value in one or more of the scenarios is allocated using an option-pricing method (“OPM”).

[***] CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT REQUESTED BY REPLIMUNE GROUP, INC. UNDER 17 C.F.R. 200.83

The Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s common stock as of the grant date of each option award, considered two future-event scenarios: an IPO scenario and a non-IPO liquidity event (i.e. an M&A scenario). The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO.  Each valuation probability-weighted the IPO scenario and the M&A scenario based on the Company’s assessment of its overall performance and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario.  Key assumptions used by the Company in its most recent valuations, and the resulting indicated fair value of common stock, were as follows:

	IPO Scenario				M&A Scenario				Indicated Fair Value per
Valuation Date	Probability Weighting		DLOM		Probability Weighting		DLOM		Share of Common Stock
July 26, 2017	[***]	%	[***]	%	[***]	%	[***]	%	$28.79

January 31, 2018	[***]	%	[***]	%	[***]	%	[***]	%	$38.09

July 26, 2017 Valuation

The Board relied, in part, on the results of the July 26, 2017 valuation in its determination of the fair value of common stock of $28.79 per share for the period from July 26, 2017 through October 1, 2017, during which period it granted in the aggregate options for the purchase of 144,733 shares to employees and directors with an exercise price of $32.82.  Between July 26, 2017 and October 1, 2017, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common shares remained $28.79 per share from July 26, 2017 though October 1, 2017.

January 31, 2018 Valuation

The Board relied, in part, on the results of the January 31, 2018 valuation in its determination of the fair value of common stock of $38.09 per share for the period from January 21, 2018 through March 5, 2018, during which period it granted in the aggregate options for the purchase of 15,924 shares to employees and directors for an exercise price of $38.09. Subsequent to January 31, 2018, the Company did not make any material grants of options to employees or directors (granting in the aggregate options for the purchase of 6,500 shares after such date) and therefore did not update the January 31, 2018 valuation for the grants that occurred subsequent to January 31, 2018. No options have been granted after March 5, 2018.

The principal factors contributing to the increase in the fair value of common stock from October 1, 2017 to the January 31, 2018 valuation were (i) the significant progress in the Company’s development efforts, most notably the commencement of dosing of patients in the Company’s Phase 1/2 clinical trial with RP1 in November 2017 and (ii) the increase in the probability weighting of the IPO scenario from [***]% to [***]%.

[***] CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT REQUESTED BY REPLIMUNE GROUP, INC. UNDER 17 C.F.R. 200.83

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Prior to March 5, 2018, the Company and underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•                                          the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•                                          the Company’s financial condition and prospects;

•                                          estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•                                          recent performance of IPOs of companies in the biotechnology sector; and

•                                          progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of January 31, 2018 of $38.09 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to January 31, 2018:

•                                          The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the January 31, 2018 valuation, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than its IPO. In the January 31, 2018 valuation, the probability weighting of the IPO scenario was [***]%. If the Company had applied a weighting of [***]% to the IPO scenario, the fair value of the Company’s common stock in the January 31, 2018 valuation would have been $55.41 per share (before giving effect to any discount for lack of marketability).

•                                          The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the January 31, 2018 valuation.

•                                          The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•                                          Since January 31, 2018, the Company made substantial further progress in the advancement of its lead development programs and the execution of its business strategies, including:

[***] CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT REQUESTED BY REPLIMUNE GROUP, INC. UNDER 17 C.F.R. 200.83

•                  Having commenced its Phase 1/2 clinicial trial of RP1 only in November 2017, the Company has to date already recruited 15 patients into the first dose-rising part of this clinical trial and has established that RP1 was well tolerated as a monotherapy, providing a foundation to commence combination studies.

•                  On February 26, 2018, the Company entered into a Clinical Trial Collaboration and Supply Agreement with Bristol-Myers Squibb Company, pursuant to which the Company will obtain a material supply of drug product at no cost for use in the second part of its ongoing Phase 1/2 clinical trial.  The Company also believes that this development provides third-party validation of the Company’s clinical approach;

•                  On May 29, 2018, the Company entered into a Master Clinical Trial Collaboration and Supply Agreement with Regeneron Pharmaceuticals, Inc. (“Regeneron”), pursuant to which the Company intends to conduct a Phase 2 clinical trial of RP1 in CSCC in combination with cemiplimab, Regeneron’s anti-PD-1 therapy.  Regeneron has agreed to bear half the costs of this clinical trial.  This agreement will substantially reduce the Company’s costs for this trial, and the Company believes it may expedite the potential time to the completion of the Company’s clinical development of RP1 and its ability to seek regulatory approval. The Company also believes that this development provides further third-party validation of the Company’s clinical approach;

•                  Effective May 30, 2018, Hyam Levitsky joined the Company’s board of directors.  Dr. Levitsky served most recently as Executive Vice President of Research and Chief Scientific Officer at Juno Therapeutics, recently acquired by Celgene. Prior to joining Juno, Dr. Levitsky served as Head of Cancer Immunology Experimental Medicine at Roche Pharmaceuticals.  The Company believes that the addition of Dr. Levitsky as a director substantially strengthens its Board of Directors and provides validation of the Company’s clinical approach;

•                  Effective June 20, 2018, Dieter Weinand joined the Company’s board of directors.  Mr. Weinand is the President of Bayer Pharmaceuticals. The Company believes that the addition of Mr. Weinand as a director substantially strengthens its Board of Directors and provides further validation of the Company’s clinical approach;

•                  On June 22, 2018, the Company entered into a lease for a 63,000 square-foot manufacturing facility in Framingham, Massachusetts, which the Company believes will allow it to achieve manufacturing independence and produce launch-grade clinical material; and

•                  On June 25, 2018, the Company and Regeneron agreed a study plan for the first clinical trial to be conducted pursant to the Master Clinical Trial Collaboration and Supply Agreement dated May 29, 2018, a Phase 2 clinical trial of RP1 in CSCC in combination with cemiplimab.

•                                          In May and June 2018, the Company held “testing-the-waters” meetings, at which the Company received positive feedback from potential investors.

•                                          Since January 31, 2018, the Company has taken several steps towards the completion of an IPO, including publicly filing the Registration Statement with the Commission on June 22, 2018.

[***] CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT REQUESTED BY REPLIMUNE GROUP, INC. UNDER 17 C.F.R. 200.83

•                                          The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with ready access to the public equity and debt markets, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at One Federal Street, Boston, Massachusetts 02110.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at +44-20-3201-5690.

Respectfully submitted,

/s/ Timothy Corbett

Timothy J. Corbett

cc:  Philip Astley-Sparke, Executive Chairman, Replimune Group, Inc.

[***] CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT REQUESTED BY REPLIMUNE GROUP, INC. UNDER 17 C.F.R. 200.83